EXHIBIT 12.1 Calculation of ratio of earnings to fixed charges

Calculation of Ratio of Earnings to Fixed Charges

	(in USD millions, except ratio)	For the three months ended 30 September 2016	For the twelve months ended 30 September 2016
Fixed Charges
	Interest expense*	274	1 006
+	Interest within rental expense	361	1 444
+	Capitalized interest	88	358
Total fixed charges (A)		696	2 809

Earnings
	Income before tax and minority interest	661	2 084
-	Equity in net inc non-consol investees	36	97
+	Distributed income of equity investees	(0)	(2)
=	Income before taxes, minority interests and equity investees	697	2 180
+	Fixed charges (A)	696	2 809
+	Ordinary depr capital interest	48	189
-	Capitalized interest	(88)	(358)
Total earnings		1 353	4 819

Ratio		1.9	1.7

	*From and including first quarter 2016, interest expense excludes change in fair value of derivatives